Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the "Merger Agreement"), by and among IDEC Pharmaceuticals Corporation ("IDEC"), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. ("Biogen"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of IDEC and Biogen on June 23, 2003, and is incorporated by reference into this filing.

QUESTIONS AND ANSWERS

Q.
According to IDEC's website it looks like they are actively recruiting and hiring. What are the companies' current hiring policies?

A.
First, it's important to keep in mind that although we are actively planning for a merger, we are still very much operating as two separate companies with separate near-term business needs. We won't have common policies, programs, or practices until the merger is complete.

  With that said, both companies are taking a hard look at hiring decisions during this transition period to ensure that only essential positions are being filled. Neither company wants to recruit employees into positions that may change in the near future as a result of the merger.

  IDEC will replace a vacated position, as long as it's critical to the ongoing success of the business. IDEC also continues to actively recruit in order to keep its candidate pipeline strong.

  Biogen is hiring to meet certain critical business needs (such as field sales) and is actively recruiting for some positions to ensure that it also has a good pipeline of high quality candidates available when the merged organization has been defined.

  Each company is trying to balance the immediate staffing needs of its business while planning for the longer-term workforce needs of our merged organization.

Q.
How will the Phase III Antegren Crohn's disease results affect the merger?

A.
The merger is not affected by the recently announced Phase III Crohn's results. While the results of the Crohn's trial were a disappointment, they do not alter the strategic foundation of the Biogen-IDEC merger.

  It is important to note that the Phase III trials of Antegren for MS are ongoing. Biogen continues to be encouraged and optimistic about Antegren's promise.

Q.
Any news on what the new BIOGEN IDEC logo will look like?

A.
BIOGEN IDEC will have a new Corporate logo (or symbol) that will reflect the vision of a dynamic new Company. We are currently exploring ways to convey the new BIOGEN IDEC brand in a manner that meets the needs of all of the audiences we serve (health care community, patients, employees, candidates for employment, investment community, shareholders, etc.).

Q.
Have there been any discussions yet about BIOGEN IDEC plans in Europe, after the merger?

A.
Each member of the Integration Planning Team has been charged with the responsibility to "think globally" in their discussions and analysis. IDEC has expressed interest in building on the foundation that Biogen has established in Europe, Japan and Australia, for example.

Q.
Is there anything else you can tell us about the IDEC benefits program at this point?

A.
Several meetings have occurred between IDEC and Biogen to begin planning for the integration of our benefits programs, and work is underway with the many vendors, insurers, brokers, and service providers. A thorough employee communication plan is a part of all of the benefit considerations. There simply will not be much that can be finally determined or communicated until much closer to the close of the merger. In the meantime, all existing IDEC benefits remain in full force and effect.

Q.
I heard there is a lawsuit filed against Biogen concerning the IDEC merger; is this true?

A.
Yes. Shortly after the announcement of the merger, a lawsuit was filed on behalf of a purported class of Biogen stockholders against Biogen, IDEC and members of Biogen's board of directors. The lawsuit contains a number of allegations, including allegations that members of Biogen's board of directors breached their fiduciary duties to Biogen by tailoring the structural terms of the proposed merger to meet the needs of IDEC rather than attempting to obtain the highest price available for Biogen. The lawsuit seeks to stop the merger and impose constructive trusts in favor of the plaintiffs. Biogen believes that the lawsuit is without merit and intends to vigorously defend itself against the lawsuit.

Safe Harbor Statement

This document contains "forward-looking" statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements' current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company's business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation has filed with the Securities and Exchange Commission a registration statement on Form S-4 on July 16, 2003 that includes a preliminary joint proxy statement/prospectus of IDEC and Biogen and other relevant documents in connection with the proposed transaction. Investors and security holders of IDEC and Biogen are urged to read the preliminary joint proxy statement/prospectus and other relevant materials because they contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com.

IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC's 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen's 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information regarding the interests of the officers and directors of IDEC and Biogen in the proposed transaction is set forth in the Form S-4 filed with the SEC on July 16, 2003, which includes a preliminary joint proxy statement/prospectus of IDEC and Biogen and other relevant materials regarding the proposed transaction.